Exhibit 99.14
Loncor Resources Inc.

PRESS RELEASE

LONCOR REPORTS ON COMMENCEMENT OF A REGIONAL
GEOCHEMICAL BLEG SURVEY AT ITSNGAYU GOLD PROJECT

Toronto, Canada –March16,2011 -Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN") is pleased to provide an update on its recent exploration activities at its Ngayugold project, northeastern Democratic Republic of the Congo (the “DRC”), including the commencement of a major BLEG (Bulk Leach Extractable Gold) geochemical surveyover the entire Ngayu project area of 4,550 square kilometres.

The BLEG survey is being undertaken as part of the technical services agreement (see Loncor’s press release dated December 10, 2010) entered into between Loncor andNewmont Mining Corporation of Canada Limited, a subsidiary of Newmont Mining Corporation (NYSE:NEM) ("Newmont")pursuant to which Newmont will make available to Loncor for consultation exploration technology and expertise to assist in the exploration of Loncor'sNgayu gold project.

The BLEG survey will comprise the initial collection of approximately 400 stream sediment samples, at an average density of one sample per 10 square kilometres.  Samples will be sent to Newmont’s laboratory in Perth, Australia for preparation and analysis.  Newmont also will assist in the interpretation of the dataand in the planning of follow-up in anomalous areas.

Elsewhere at Ngayu, core drilling is continuing on the Makapela and Yindi prospects while gridding and soil geochemical surveys have commenced in the Imva Fold and Anguluku areas covering 30 and 4 kilometres, respectively, of prospective banded ironstone trend.

Commenting on the commencement of the BLEG survey, Peter Cowley, President and C.E.O. of the Company, said: “The BLEG survey that we have started is an important component in being able to rapidly assess the prospectivity of Ngayu. Through our technical services agreement, Newmont’s sophisticated proprietary geochemical and geophysical techniqueswill greatly assist in highlighting the most prospective areas for gold on our large landblock of over 4,500 square kilometers.We expect this to result in a number of new prospects being delineated to fill our project pipeline over the next 6-9 months.”

Loncor is a gold exploration company with two projects in the DRC: the Ngayu andNorth Kivu projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineralization and the Company's exploration plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Tomas D. Sipos, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.